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                            March 24, 2023

       Akinobu Yorihiro
       Chief Technology Officer
       Sacks Parente Golf, Inc.
       551 Calle San Pablo
       Camarillo, CA 93012

                                                        Re: Sacks Parente Golf,
Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed March 23,
2023
                                                            File No. 333-266610

       Dear Akinobu Yorihiro:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form S-1

       Capitalization, page 33

   1. We note that you have only included the pro forma adjustments related to your common stock subject to
possible redemption in the "Unaudited Pro Forma" column of your capitalization table.
Please revise this column to show the amounts for all line items in your table. Your
"Unaudited Pro Forma" column should be presented in a manner similar to your "Actual" column
including subtotals and totals. In addition, please also revise
                                                        "Total capitalization"
in the "Unaudited Pro Forma as Adjusted" column to $15,688,000 instead of $15,680,000.

              You may contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if
       you have questions regarding comments on the financial statements and related matters. Please
 Akinobu Yorihiro
Sacks Parente Golf, Inc.
March 24, 2023
Page 2

contact Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameAkinobu Yorihiro                         Sincerely,
Comapany NameSacks Parente Golf, Inc.
                                                           Division of
Corporation Finance
March 24, 2023 Page 2                                      Office of
Manufacturing
FirstName LastName